As filed with the Securities and Exchange Commission on January 5, 2016	Registration No. 333-119498

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________________________

Post-effective Amendment No. 3 to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
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MECHEL OAO
(Exact name of issuer of deposited securities as specified in its charter)
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Not Applicable
(Translation of issuer’s name into English)
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Russian Federation
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1-302-738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
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Copies to:
Deutsche Bank Trust Company Americas Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

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It is proposed that this filing become effective under Rule 466:	☐ ☒	immediately upon filing. on January 12, 2016 at 9:00 am ET.

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing two ordinary shares, nominal value 10 rubles per share, of Mechel OAO	N/A	N/A	N/A	N/A

1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.

2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

3	All of which was paid in connection with the initial filing of the Registration Statement with the Commission.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt included as Annex A to the Form of Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(4) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Previously Filed as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Paragraphs 15 and 16

	(iii)	The procedure for collecting and distributing dividends	Paragraphs 12, 14 and 15

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Paragraphs 11, 15 and 16

	(v)	The sale or exercise of rights	Paragraph 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 12, 15 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs 19, 20 and 21

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Paragraph 11

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs 2, 3, 4, 6 and 8

	(x)	Limitation on the depositary’s liability	Paragraphs 13, 18, 24 and 25

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Paragraph 7

Item 2. AVAILABLE INFORMATION

Required Information	Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Paragraph 11

Mechel OAO (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement, dated as of July 27, 2004, among Mechel OAO (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). — Previously filed as an exhibit to Registration Statement No. 333-119498 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. — Previously filed as an exhibit to Post-Effective Amendment No. 1 to Registration Statement No. 333-119498 and incorporated herein by reference.
(a)(3)	Form of Amendment No. 2 to Deposit Agreement. — Previously filed as an exhibit to Post-Effective Amendment No. 2 to Registration Statement No. 333-119498 and incorporated herein by reference.
(a)(4)	Form of Amendment No. 3 to Deposit Agreement.

(a)(5)	Form of American Depositary Receipt. — See Annex A to Exhibit (a)(4) filed herewith.
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 5, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 10 rubles per share of Mechel OAO.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Robert Martello
Name: Robert Martello Title: Director

By:	/s/ Michael Curran
Name: Michael Curran Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on January 5, 2016.

MECHEL OAO

By:	/s/ Oleg V. Korzhov
Name: Oleg V. Korzhov Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Oleg V. Korzhov and Andrey A. Slivchenko his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Igor V. Zyuzin
Igor V. Zyuzin	Chairman and Director	December 28, 2015

/s/ Vladimir Yu Korovkin
Vladimir Yu Korovkin	Director	December 28, 2015

/s/ A. David Johnson
A. David Johnson	Director	December 21, 2015

/s/ Igor S. Kozhukhovsky
Igor S. Kozhukhovsky	Director	December 28, 2015

/s/ Vladimir V. Gusev
Vladimir V. Gusev	Director	December 28, 2015

/s/ Yury N. Malyshev
Yury N. Malyshev	Director	December 22, 2015

/s/ Oleg V. Korzhov
Oleg V. Korzhov	Chief Executive Officer and Director	December 28, 2015

/s/ Alexey G. Ivanushkin
Alexey G. Ivanushkin	Director	December 28, 2015

/s/ Viktor A. Trigubko
Viktor A. Trigubko	Director	December 28, 2015

/s/ Andrey A. Slivchenko
Andrey A. Slivchenko	Chief Financial Officer	December 28, 2015

SIGNATURE OF AUTHORISED REPRESENTATIVES IN THE UNITED STATES pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mechel OAO, has signed this registration statement in Newark, Delaware, United States of America on December 28, 2015.

Puglisi & Associates

By: _/s/ Donald J. Puglisi_____________
 Name: Donald J. Puglisi
 Title: Managing Director

Index to Exhibits

Exhibit	Document
(a)(4)	Form of Amendment No.3 to the Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary
(e)	Rule 466 certification